UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  June 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
Ö  Form 20-F         [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          [  ] Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On July 14, 2010, Rosetta Genomics Ltd. will hold an extraordinary meeting of its shareholders.  A copy of the notice and proxy statement for the meeting is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Notice and proxy statement relating to the extraordinary meeting of shareholders of Rosetta Genomics Ltd. to be held on July 14, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 10, 2010	By:	/s/ Limor Zur-Stoller

Limor Zur-Stoller VP Finance